EX-FILING FEES

Calculation of Filing Fee Tables

SC TO-I/A
(Form Type)

STAR MOUNTAIN LOWER MIDDLE-MARKET CAPITAL CORP.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation		Fee rate	Amount of Filing Fee
Fees to Be Paid	$4,857,388.07	(1)	0.0001102	$535.28	(2)
Fees Previously Paid	$4,866,725.85		0.0001102	$536.32	(3)
Total Transaction Valuation	$4,857,388.07	(1)
Total Fees Due for Filing				$535.28	(2)
Total Fees Previously Paid				$536.32	(3)
Total Fee Offsets				$—
Net Fee Due				$0.00

(1)
Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to 186,750.791 shares of common stock of Star Mountain Lower Middle-Market Capital Corp. (the “Company”) at a price equal to $26.01 per share, which represented the Company’s net asset value as of September 30, 2023 (“Actual Transaction Valuation”).

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, at the fee rate then in effect, equals $110.20 per $1,000,000 of the Actual Transaction Valuation.

(3)
An aggregate fee of $536.32 was paid with the filing of the Schedule TO-I by the Company (File No. 005-93740) on August 30, 2023 (calculated at the fee rate then in effect of $110.20 per $1,000,000 of the estimated aggregate maximum transaction value for the offer to purchase up to 186,750.791 shares of common stock at a price equal to $26.06 per share, which represented the Company’s net asset value per share as of June 30, 2023).

Table 2: Fee Offset Claims and Sources
Not applicable.